UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-37604

OASMIA PHARMACEUTICAL AB.

(Name of Registrant)

Vallongatan 1, 752 28 Uppsala, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

OASMIA PHARMACEUTICAL AB

EXHIBITS

Exhibit Number	Description
99.1	Press Release, dated October 28, 2015, issued by Oasmia Pharmaceutical AB
99.2	Press Release, dated October 29, 2015, issued by Oasmia Pharmaceutical AB
99.3	Press Release, dated October 30, 2015, issued by Oasmia Pharmaceutical AB
99.4	Press Release, dated November 5, 2015, issued by Oasmia Pharmaceutical AB
99.5	Press Release, dated November 5, 2015, issued by Oasmia Pharmaceutical AB

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OASMIA PHARMACEUTICAL AB

Date: November 5, 2015	By: /s/ Julian Aleksov Julian Aleksov Executive Chairman of the Board of Directors